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                             April 2, 2021

       Harry Steck
       Chief Executive Officer
       Traccom Inc.
       P.O. Box 8906
       4774 Park Granada, Suite 10
       Calabasas, CA 91372

                                                        Re: Traccom Inc.
                                                            Offering Statement
on Form 1-A
                                                            Amended March 17,
2021
                                                            File No. 024-11448

       Dear Mr. Steck:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form 1-A

       Management's Discussion and Analysis...., page 26

   1. We note your disclosure on page 26 that Telemetrix RPM, Inc. will follow up with an order for 14,000 units
in 2021 at a sales value of approximately $5.3 million over a period of 12 months. Please
reconcile this disclosure with your testing the
                                                        waters communications,
which indicate that Telemetrix will follow up with a purchase order that has a value
of $9.0 million. Also, file a copy of the applicable order
                                                        arrangement(s) with
Telemetrix as an exhibit to the offering statement. To the extent that the arrangement is an
oral contract, please provide a written description of the contract and file it as you
would a written contract.
 Harry Steck
FirstName   LastNameHarry Steck
Traccom Inc.
Comapany
April       NameTraccom Inc.
       2, 2021
April 22, 2021 Page 2
Page
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Subsequent Events, page 28

2. Please revise to disclose your Maverick agreement in your dilution section on page 20, so investors are informed of the potential dilutive effective of this agreement.
Experts, page 34

3. Please revise to include the language that such information is being included on the basis of their authority or in reliance upon their status as experts, as described in paragraph 11 under Item 17 in Form 1-A. Pleas also have your auditor file their consent.
Balance Sheet, page F-5

4.       We note your response to comment #2 and reissue our comment. Please
delete the    Net
         Income (Loss)    line item from your Balance Sheet and instead
classify such amounts
         within Retained Earnings (Deficit).
Statements of Cash Flows, page F-6

5. As previously requested, please classify loan transactions as financing activities instead of operating activities. Your disclosure in Note B indicates that your "Other Current
         Liabilities" are loans.
Note A - Organization and Nature of Activities, page F-8

6. Here you included a number of forward looking statements with regard to your products and revenue streams. Please remove them or tell us how your auditor has concluded that these statements are appropriate to be included in the financial statements audited under the auditing standards generally accepted in the United States of America. The same comment applies to your Note D - Related Party Transactions.
7. We note your response to comment #6 and reissue the comment. Please revise to provide the required disclosures, or explain to us, how you have considered conditions and events that may raise substantial doubt about your ability to continue as a going concern under
         ASC 205-40-50.
Note B - Summary of Significant Accounting Policies
Capitalized Software, page F-11

8. We note your response to comment #8 and your changes to the notes that you capitalized these software related costs under ASC 350-40. Since these are engineering costs of software, firmware design, and development related to the circuit board built into the products, please explain to us how you have considered the scoping criteria under
         ASC 350-40-15-4(a) as it relates to software to be sold, leased, or otherwise marketed as a separate product or as part of a product or process, subject to ASC 985-20, or (b) as it
 Harry Steck
Traccom Inc.
April 2, 2021
Page 3
       relates to software to be used in research and development, subject to ASC 730-10.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Li Xiao at (202) 551-4391 or Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Jordan Metoyer at (202) 551-3436 or Joe McCann at (202) 551-6262 with any other questions



                                                             Sincerely,
FirstName LastNameHarry Steck
                                                             Division of
Corporation Finance
Comapany NameTraccom Inc.
                                                             Office of Life
Sciences
April 2, 2021 Page 3
cc:       Lahdan Rahmati
FirstName LastName